March 27, 2025

TO: Alberta Securities Commission;

British Columbia Securities Commission;
The Manitoba Securities Commission;

Financial and Consumer Services Commission (New Brunswick);

Office of the Superintendent of Securities, Government of Newfoundland and Labrador;
Office of the Superintendent of Securities (Northwest Territories);

Nova Scotia Securities Commission;

Office of the Superintendent of Securities, Nunavut;
Ontario Securities Commission;

Financial and Consumer Services Division (Prince Edward Island);
Autorité des marchés financiers (Québec);

Financial and Consumer Affairs Authority of Saskatchewan; and
Office of the Yukon Superintendent of Securities

Dear Sirs/Madams:

Re: Integra Resources Corp. (the "Company")

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated March 27, 2025 ("the Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to BDO Canada LLP.

Yours very truly,

Chartered Professional Accountants